Mail Stop 6010

November 6, 2007

Peter B. Hirshfield, Esq.
1035 Park Avenue
New York, NY 10028-0912

Re: **Acorn Acquisition Corp.**
       Registration Statement on Form S-4
       Filed October 12, 2007
       File No. 333-146685

Dear Mr. Hirshfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical Consolidated Financial Data of Acorn

1.   We note that Acorn is a small business issuer subject to the guidance at Regulation S-B. Accordingly, please tell us why you have included historical consolidated financial data for yourself and Lumen as well as comparative per share information herein that is based on disclosure requirements from Regulation S-K. Refer to General Instructions Section D.3. of Form S-4.

Unaudited Pro Forma Condensed Consolidated Financial Statements

2.   You have presented pro forma condensed financial statements for the latest fiscal year ended March 31, 2007, and interim period ended June 30, 2007. However, for a business combination accounted for as a reorganization of the entities under common control, pro

forma presentation is required for all periods presented. Accordingly, please revise the filing to present pro forma information all periods presented.

3. Additionally, we see that Acorn Acquisition and Lumen Medical have different fiscal year ends. It is not clear whether you have adjusted Acorn's historical results for the pro forma financial statements or if you have utilized different period ends. Please revise the filing to clearly disclose which historical periods you are presenting and how you have adjusted Acorn's historical financial statements to conform with Lumen's March 31 fiscal year-end for the pro forma financial statements. Also, tell us why you apparently chose to present pro forma financial statements based on Lumen's fiscal year end rather than Acorn's. Please refer to guidance at Article 11 of Regulation S-X.

Index to Financial Statements, page F-1

4. We see that you have not provided Plan of Operation disclosures for either Acorn Acquisition Corp. or Lumen Medical Inc. Item 303 of Regulation S-B requires these disclosures for both the registrant and the company acquired. Please tell us how your current disclosures comply with Item 303 of Regulation S-B. Alternatively, please revise the filing to address our concerns.

5. Please update the financial statements and pro forma information in the filing to comply with the requirements of Item 310(g) of Regulation S-B. Additionally, an updated consent for each of the accountants' reports should also be included with any amendment to the filing. In this regard, please make sure the updated consent for the Lumen Medical's auditors' report includes the correct report date of October 2, 2007.

Lumen Medical Inc. and Subsidiaries, page F-22

Consolidated Statements of Operations, page F-24

6. Please revise this statement to include the earnings per share disclosures required by SFAS 128.

Note 1 Nature of Operations and Going Concern Assumptions, page F-27

7. We see that in August 2006, you acquired a 51% interest in PulmoScience. Please tell and revise the filing to disclose how you have accounted for and presented the acquisition of PulmoScience in your consolidated financial statements. Please tell us whether Innovacor LP was a related party to the acquisition. Also, please also tell us how the issuance of shares for the acquisition of PulmoScience and the 3,185,000 PulmoScience shares issued to Innovacor are reflected in your financial statements. Finally, tell us your consideration of the need to provide Item 310(c) Regulation S-B or predecessor financial statements for PulmoScience. We may have further comment after reading your response.

Note 2 Summary of Significant Accounting Policies, page F-27
Research and Development Costs, page F-28

8.   We see that you record the research and development investment tax credits as a reduction of the related research and development expenses and as an asset on your balance sheet representing the amount receivable from the Canadian government assistance program. Please tell us, and revise the filing to disclose, more about this program. Specifically, please tell us what triggers your rights to funds under the program, the process by which you are reimbursed for expenses, how the expenses are reviewed and approved, whether there are any contractual obligations or arrangements with the Canadian government and how management assesses the collectiblity of the recorded reimbursements receivable. Additionally, please cite the accounting literature upon which you relied to support your accounting for investment tax credits. Refer to APB 4, SFAS 109 or other applicable accounting literature, as appropriate.

General

9.   Please consider revising the filing to include numbered pages throughout the registration statement.

10.   Please consider the impact of our comments on your Form 10-KSB, Form 10-QSB's and Form 8-K filings.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding the comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Jay Webb
Reviewing Accountant